# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: VanEck CLO Opportunities Fund, CIK 0002095816
CUSIP: 92107P756
Title of class of securities: Class I Common Shares of Beneficial Interest, no par value
Address of issuer's principal executive offices: c/o Van Eck Associates Corporation, 666 Third Avenue, New York, New York (NY), 10017
Date of event which requires filing of this statement: 05/01/2026
Filed by CIK 0000869178
Persons authorized to receive notices and communications: Jonathan R. Simon, Van Eck Associates Corporation, 666 Third Avenue, New York, New York (NY), 10017, 212-293-2029

## Reporting persons
- Van Eck Associates Corporation (CIK 0000869178): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 1,000,000 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I Common Shares of Beneficial Interest, no par value
Name of issuer: VanEck CLO Opportunities Fund
Address of issuer's principal executive offices: c/o Van Eck Associates Corporation, 666 Third Avenue, New York, New York (NY), 10017

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Van Eck Associates Corporation ("VEAC" or the "Reporting Person"), a New York corporation registered as an investment adviser under the Investment Advisers Act of 1940, as amended. VEAC serves as the investment adviser to the Issuer pursuant to the Investment Advisory Agreement (as defined in Item 6 below).
Residence or business address: The principal business address of the Reporting Person is 666 Third Avenue, 9th Floor, New York, NY 10017.
Present principal occupation or employment: The principal business of the Reporting Person is providing investment advisory and management services. As of December 31, 2025, VEAC and its affiliates managed approximately $181.4 billion in assets. VEAC has been an investment adviser since 1955 and also acts as adviser or sub-adviser to mutual funds, exchange-traded funds, other pooled investment vehicles, and separate accounts. With respect to the Issuer, VEAC is responsible for the day-to-day management of the Issuer, subject to the oversight of the Board of Trustees of the Fund.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Except as disclosed in this Schedule 13D, during the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On February 16, 2024, the Reporting Person, without admitting or denying the allegations, resolved a U.S. Securities & Exchange Commission (the "SEC") proceeding with respect to certain alleged violations by VEAC of Sections 206(2) and 206(4) of the Investment Advisers Act of 1940 and Rule 206(4)-7 thereunder, and Section 15(c) of the Investment Company Act of 1940 (the "Order"). These allegations relate to the launch of the VanEck Social Sentiment ETF (the "BUZZ ETF"). The SEC alleged that from 2020 through 2021, the Reporting Person did not disclose to the BUZZ ETF'S Board of Trustees (the "Board") a social media influencer's (the "Influencer") planned involvement in promoting the BUZZ NextGen AI US Sentiment Leaders Index (the "BUZZ Index"), the tracking index for the BUZZ ETF, and his related compensation through the licensing agreement with the Reporting Person. The SEC further alleged that from 2020 until 2021, the Reporting Person did not inform the Board of the details of the Influencer's arrangements with the BUZZ Index in connection with the Board's review and approval of the advisory contract for the BUZZ ETF, including the economic terms of the licensing agreement the Reporting Person had reached with the index provider. The SEC also alleged that the Reporting Person did not have adequate written policies and procedures about furnishing the Board with accurate information reasonably necessary for the Board to evaluate the terms of the advisory contract, as well as material information related to the proposed launch of the BUZZ ETF. Under the terms of the Order, the Reporting Person was censored and ordered to cease and desist from violations or future violations of Section 15(c) of the Investment Company Act and Sections 206(2) and 206(4) of the Investment Advisers Act of 1940 and Rule 206(4)-7 thereunder. The Reporting Person agreed to pay $1.75 million in a civil penalty.

The directors and executive officers of the Reporting Person are listed on Schedule A attached hereto, which is incorporated herein by reference.
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person's beneficial ownership of Shares of the Issuer arises from two separate transactions:

Initial Seed Purchase (Section 14). Prior to the commencement of the Issuer's public offering, VEAC acquired 4,000 Class I Shares at a price of $25.00 per Share, for an aggregate purchase price of $100,000, pursuant to a Purchase Agreement between the Issuer and VEAC dated February 18, 2026 (the "Purchase Agreement"), as required by Section 14(a) of the 1940 Act to serve as seed money for the Fund prior to the commencement of the public offering of its Shares.

Launch Seed Investment. On May 1, 2026, in connection with the commencement of the Issuer's continuous public offering (the "Offering"), VEAC purchased an additional 996,000 Class I Shares at a price of $25.00 per Share, for an aggregate purchase price of $24,900,000 (the "Seed Investment"), to provide initial operating capital for the Issuer and to support the launch of the Issuer's investment program.

Following both transactions, VEAC holds an aggregate of 1,000,000 Class I Shares, representing an aggregate investment of $25,000,000. The source of funds for both transactions was the working capital of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Shares described in Item 3 above (i) to satisfy the initial capitalization requirements of Section 14(a) of the 1940 Act prior to the commencement of the Issuer's public offering, and (ii) to provide working capital to support the launch of the Issuer as a continuously offered, non-exchange-listed, closed-end management investment company operating as an interval fund that invests primarily in collateralized loan obligations ("CLOs") and related instruments. The Reporting Person serves as the investment adviser to the Issuer pursuant to the Investment Advisory Agreement and, in that capacity, acquired the Shares to facilitate the commencement of the Issuer's investment operations.

With respect to the Initial Seed Purchase, the capital was provided with a bona fide investment purpose, without present intention to dispose of the Shares. With respect to the Launch Seed Investment, the Reporting Person intends to hold the Shares on a temporary basis as seed capital. Any repurchases of the Reporting Person's Shares will be made on the same terms and subject to the same limitations as other shareholders. The Reporting Person does not currently intend to acquire additional Shares beyond those already acquired, although it reserves the right to do so.

The Reporting Person may engage with the Issuer's Board of Trustees in its capacity as investment adviser on matters relating to the Issuer's operations, investment strategy, and management in the ordinary course of its advisory relationship. Because the Shares are not listed on a national securities exchange and no secondary market for the Shares is expected to develop, any disposition of the Reporting Person's Shares would be subject to the Issuer's quarterly repurchase program and the terms of the Issuer's Declaration of Trust and other governing documents.

Except as described herein, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions or events specified in Items 4(a) through 4(j) of Schedule 13D.

The Reporting Person reserves the right to change its intentions with respect to any of the matters described herein and will file any required amendments to this Schedule 13D in accordance with applicable SEC rules.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 1,000,000 (100%) Class I Shares
Number of shares as to which each person has sole or shared power to vote or dispose: 1,000,000
Transactions in the class effected during the past sixty days:
February 18, 2026 - Purchase (Section 14 seed - Purchase Agreement); Shares: 4,000; Price Per Share: $25.00; Aggregate Amount: $100,000

May 1, 2026 - Purchase (Launch Seed Investment); Shares 996,000; Price Per Share: $25.00; Aggregate Amount: $24,900,000
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Investment Advisory Agreement. The Reporting Person serves as investment adviser to the Issuer pursuant to an Investment Advisory Agreement between the Issuer and VEAC (the "Investment Advisory Agreement"). Under the Investment Advisory Agreement, VEAC is entitled to receive a management fee, calculated daily and payable monthly, at the annual rate of 1.50% of the Fund's average daily net assets.

Expense Limitation Agreement. VEAC has entered into an expense limitation agreement with the Issuer pursuant to which VEAC has agreed to waive fees and/or reimburse expenses to the extent necessary to limit the Other Expenses of the Fund (excluding management fee payments, brokerage and transactional expenses, borrowing and other financing charges, taxes, extraordinary expenses, and certain other exclusions) to an annual rate of 0.50% of the Fund's average daily net assets. The Expense Limitation will continue until at least September 1, 2027, and may not be terminated by VEAC without the consent of the Board of Trustees. For a period not to exceed three years from the date on which a waiver is made, VEAC may recoup amounts waived or assumed, subject to the conditions described in the Fund's prospectus.

Management Fee Partial Waiver. Additionally, VEAC has agreed to partially waive its management fee in an amount equal to an annual rate of 0.50% of the Fund's average daily net assets through September 1, 2027, to the extent VEAC or its affiliates collect a management fee from investments in investment companies managed by VEAC or its affiliates.

Purchase Agreement. Pursuant to a Purchase Agreement between the Issuer and VEAC dated February 18, 2026, VEAC purchased 4,000 Class I Shares at $25.00 per Share as required by Section 14(a) of the 1940 Act. Under the Purchase Agreement, VEAC represented that the shares were acquired for investment purposes only and that it had no present intention of redeeming or reselling such shares.

Interval Fund Repurchase Program. As the Issuer operates as an interval fund, any repurchase or disposition of the Reporting Person's Shares is subject to the Issuer's quarterly repurchase program, pursuant to which the Issuer offers to repurchase no less than 5% of its outstanding common shares on a non-discretionary basis once each calendar quarter. Any participation by VEAC in a quarterly repurchase offer would be subject to the same terms and conditions applicable to all shareholders.

Investment Sub-Advisory Agreement. VEAC has retained PineBridge Investments LLC ("PineBridge") as investment sub-adviser to the Issuer pursuant to an Investment Sub-Advisory Agreement between VEAC and PineBridge. PineBridge is responsible, subject to VEAC's oversight, for the day-to-day investment management of the Issuer's assets. VEAC (not the Fund) pays PineBridge a monthly sub-advisory fee based on a percentage of the management fee paid to VEAC after taking into account expenses paid by VEAC. The sub-advisory arrangement does not affect the Reporting Person's beneficial ownership of, or rights with respect to, the Shares.

Except as described herein, the Reporting Person is not a party to any contract, arrangement, understanding, or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Investment Advisory Agreement between VanEck CLO Opportunities Fund and Van Eck Associates Corporation (incorporated by reference to the Fund's Registration Statement, File Nos. 333-292043 and 811-24146)

99.2 Expense Limitation Agreement between VanEck CLO Opportunities Fund and Van Eck Associates Corporation (incorporated by reference to the Fund's Registration Statement, File Nos. 333-292043 and 811-24146)

99.3 Purchase Agreement between VanEck CLO Opportunities Fund and Van Eck Associates Corporation, dated February 18, 2026 (incorporated by reference to the Fund's Registration Statement, File Nos. 333-292043 and 811-24146)

## Signatures
- Van Eck Associates Corporation: /s/ Laura I. Martinez, Laura I. Martinez, Vice President, Van Eck Associates Corporation (05/11/2026)